UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Landec Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,983,975
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,983,975
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.80%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		98,476
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

98,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,082,451
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,082,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,082,451
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,082,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,082,651
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,082,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,082,651
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,082,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 514766104

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,082,651
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,082,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.14%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 514766104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,162,983 Shares outstanding as of December 27, 2019 as reported on the Issuer’s 10-Q filed with the SEC on January 2, 2020.

A.	Legion Partners I
(a)	As of the close of business on March 3, 2020, Legion Partners I beneficially owned 1,983,975 Shares.

Percentage: Approximately 6.80%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,983,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,983,975

(c)	The transactions in the Shares by Legion Partners I since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on March 3, 2020, Legion Partners II beneficially owned 98,476 Shares.

Percentage: Less than 1%

9

CUSIP NO. 514766104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 98,476
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 98,476

(c)	The transactions in the Shares by Legion Partners II since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of Shares owned by Legion Partners I and Legion Partners II.

Percentage: Approximately 7.14%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,082,451
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,082,451

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	As of the close of business on March 3, 2020, Legion Partners Asset Management beneficially owned 2,082,451 Shares.

Percentage: Approximately 7.14%

10

CUSIP NO. 514766104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,082,451
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,082,451

(c)	Legion Partners Asset Management has not entered into any transactions since the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC, may be deemed the beneficial owner of Shares owned by Legion Partners I and Legion Partners II.

Percentage: Approximately 7.14%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,082,651
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,082,651

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of Shares owned by Legion Partners I and Legion Partners II.

Percentage: Approximately 7.14%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,082,651
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,082,651

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares since the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP NO. 514766104

The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

On March 3, 2020 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond White, dated March 3, 2020.

12

CUSIP NO. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

13

CUSIP NO. 514766104

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

14

CUSIP NO. 514766104

SCHEDULE A

Transactions in the Shares Since the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Legion Partners, L.P. I

Purchase of Common Stock	16,492	$11.22	01/30/2020
Purchase of Common Stock	4,001	$11.20	01/31/2020
Purchase of Common Stock	1,052	$11.24	02/03/2020
Purchase of Common Stock	1,434	$11.23	02/04/2020
Purchase of Common Stock	2,385	$11.22	02/26/2020
Purchase of Common Stock	97,242	$11.23	02/27/2020
Purchase of Common Stock	98,175	$11.22	02/27/2020
Purchase of Common Stock	97,830	$10.63	02/28/2020
Purchase of Common Stock	85,886	$10.15	02/28/2020
Purchase of Common Stock	14,969	$10.25	03/02/2020
Purchase of Common Stock	134,113	$10.11	03/03/2020

Legion Partners, L.P. II

Purchase of Common Stock	820	$11.22	01/30/2020
Purchase of Common Stock	199	$11.20	01/31/2020
Purchase of Common Stock	48	$11.24	02/03/2020
Purchase of Common Stock	66	$11.23	02/04/2020
Purchase of Common Stock	119	$11.22	02/26/2020
Purchase of Common Stock	4,658	$11.23	02/27/2020
Purchase of Common Stock	4,702	$11.22	02/27/2020
Purchase of Common Stock	4,686	$10.63	02/28/2020
Purchase of Common Stock	4,114	$10.15	02/28/2020
Purchase of Common Stock	815	$10.25	03/02/2020
Purchase of Common Stock	7,300	$10.11	03/03/2020